UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

GREATER BAY BANCORP

(Exact name of Registrant as specified in its charter)

California	77-0387041
(State of incorporation or organization)	(IRS Employer Identification No.)

1900 University Avenue, 6th Floor

East Palo Alto, CA 94303

(Address of principal executive offices) (Zip Code)

Securities Act registration statement file number to which this forms relates: ______

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box ☐.

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box ☒.

Securities Act Registration Statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which Each class is to be registered
NONE	NONE

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights

The undersigned registrant hereby amends the following items, exhibits or other portions of its Registration Statement on Form 8-A (Registration Statement No. 000-25034) filed with the SEC on November 25, 1998 for its Preferred Share Purchase Rights as follows:

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED.

Pursuant to a Rights Agreement, dated November 17, 1998 (the “Original Rights Agreement”) between Greater Bay Bancorp (the “Company”) and Norwest Bank Minnesota, N.A., (“Norwest Bank”) the Board of Directors of the Company, on November 17, 1998, declared a dividend of one share purchase right (a “Right”) for each outstanding share of common stock, no par value (the “Common Shares”), of the Company. The dividend was payable on November 30, 1998 (the “Record Date”) to the shareholders of record on that date, as well as each Common Share which has become outstanding since the Record Date and that will become outstanding after the Record Date but prior to the earliest of the Distribution Date, the Redemption Date or the Final Expiration Date (each as defined below).

On January 31, 2006, the Board of Directors of the Company entered into an Amended and Restated Rights Agreement with Wells Fargo Bank, N.A., the successor to Norwest Bank (the “Amended Rights Agreement”). The Amended Rights Agreement amended and restated Original Rights Agreement, in certain ways, including among other things, (i) increasing the threshold percentage for a person to be considered an “Adverse Person” or “Acquiring Person” from 10% to 20% of the Company’s Common Shares; (ii) providing that certain provisions of the Amended Rights Agreement, including the Final Expiration Date, cannot be extended without shareholder approval; (iii) providing that the Rights can be redeemed by the Board of Directors at any time; and (iv) providing that the Rights must be redeemed by the Company upon a shareholder vote in connection with a Qualifying Offer, as defined below.

General Terms

The principal terms of the Amended Rights Agreement are summarized below, and the description in this registration statement is subject to, and is qualified in its entirety by, the Amended Rights Agreement listed as an Exhibit to this registration statement.

Under the Amended Rights Agreement, each Right entitles the registered holder to purchase from the Company one one-hundredth of a share (a “Unit”) of Series A Preferred Stock (the “Preferred Stock”) of the Company, at a price of $145.00 per Unit (the “Purchase Price”), subject to adjustment. Wells Fargo Bank, N.A. (successor to Norwest Bank) serves as the Rights Agent.

Until the earliest to occur of (a) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership or record ownership of 20% or more of the outstanding Common Shares; (b) 10 days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership or record ownership by a person or group of 20% or more of such outstanding Common Shares; or (c) the date a person or group of affiliated or associated persons is or becomes the beneficial or record owner of 20% or more of the outstanding Common Shares and (i) the actions such person proposes to take are likely to have a material adverse impact on the business or prospects of the Company; (ii) such person intends to cause the Company to repurchase the Common Shares owned by such person; (iii) such person exercises or attempts to exercise a controlling influence over the Company; or (iv) such person transfers all or a portion of such Common Shares in a manner that results in a person owning 9.9% or more of the Common Shares (an “Adverse Person”) (the earliest of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of a Summary of Rights attached thereto.

The Amended Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on November 17, 2008 (the “Final Expiration Date”) unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below. Until a Right is exercised, the holder thereof as such will have no rights as a shareholder of the Company, including, without limitation, the right to vote or receive dividends.

The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any Person becomes an Acquiring Person or an Adverse Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person or Adverse Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Units of Preferred Stock having a market value of two times the exercise price of the Right.

At any time after the date an Acquiring Person obtains 20% or more of the Company’s Common Shares and prior to the acquisition by the Acquiring Person of 50% of the outstanding Common Shares, the Company’s Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person or its affiliates), in whole or in part, for Common Shares at an exchange ratio of one Common Share per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Units of Preferred Stock (other than fractions that are integral multiples of one one-hundredths) will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

Redemption

At any time, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the “Redemption Price”). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Under the Amended Rights Agreement, the Board must redeem the Rights if the Company’s shareholders, by at least a majority of the voting power of the outstanding shares, approve the resolution described below.

Under the Amended Rights Agreement, a shareholder referendum is required if requested by a person or group that has made a tender offer satisfying specified conditions, provided that specified procedures are followed. The requisite conditions relating to the tender offer include the following:

•	The tender offer must be to purchase for cash or a combination of cash and publicly traded securities all of the Company’s outstanding shares of capital stock.

•	The offer must be to purchase all shares of a class or series at the same price.

•	The offeror must beneficially own, immediately after consummating such offer, two-thirds of the outstanding voting stock.

•	The offer must state that the offeror has entered into definitive financing agreements with one or more responsible financial institutions or other entities having the necessary financial capacity for the financing of the entire tender offer price that the offeror is not financing itself.

•	Prior to the commencement date of the offer, such offeror must have made an irrevocable written commitment to the Company to consummate a merger promptly upon the completion of such offer, whereby all outstanding Common Shares not purchased in such offer (other than shares beneficially owned by the offeror and its affiliates and associates) will be converted into the right to receive per share consideration equal in form and value to the consideration paid in such offer.

•	The offeror must agree in the offer to pay one-half of the costs of the special meeting of shareholders (exclusive of the Company’s costs of opposing the resolution proposed by the offeror).

•	The tender offer must comply with the applicable federal securities regulations.

The requisite procedures to be followed in order to require a shareholder referendum are the following:

•	The offeror must make the tender offer.

•	The offeror must deliver to the Company written notices from holders of at least 10% of the voting power of the Company’s outstanding shares demanding a special meeting of shareholders to vote on a resolution requesting the Board to redeem the Rights to allow the completion of that tender offer or another tender offer for all of the Company’s capital stock at a price not less than that contained in the original tender offer without being affected by the Rights (the “Resolution”).

•	The offeror must deliver to the Company an information statement containing, among other information, the plans and proposals of the offeror with respect to the Company, and copies of the definitive financing agreements for the financing of the offer.

If the offer satisfies the foregoing conditions and the offeror complies with the foregoing procedures, the Board must schedule a special shareholders meeting for a date from 30 to 60 days after the Company receives the demand for the meeting from holders of at least 10% of the voting power of the Company’s outstanding shares, the information statement and copies of the definitive agreements for the financing of the offer. If the holders of at least a majority of the voting power of the outstanding shares approve the Resolution at the meeting, the Board must redeem the Rights at $.001 per Right (subject to possible adjustment). The redemption must become effective immediately prior to the completion of the original tender offer or any other qualifying tender offer for all of the capital stock of the Company at a price at least equal to the price contained in the original offer. However, the Rights need not be redeemed unless such original offer or other tender offer is completed not less than 31 days and not more than 60 days after certification of the final shareholder vote.

Approval of the Resolution by the requisite majority vote does not require the Board to approve any tender offer or other proposal to acquire the Company or preclude the Board from rejecting or recommending that the shareholders reject the tender offer or other proposal. Similarly, it does not preclude the Board from pursuing or recommending other alternatives to a tender offer or other proposal, from litigating or settling litigation relating to the tender offer or other proposal or from otherwise taking action with respect to the tender offer or other proposal. Approval of the Resolution only requires the Board to redeem the Rights if the foregoing conditions are satisfied.

Amendments

The Amended Rights Agreement may itself be amended by the Board of Directors of the Company without the consent of the holders of the Rights to cure ambiguities or to correct or supplement defective provisions or inconsistent provisions contained in the Amended Rights Agreement. Except as noted below, the Amended Rights Agreement may also be amended prior to the date a person becomes an Adverse Person or Acquiring Person to otherwise change or supplement any provision in any manner which the Board may deem necessary or desirable or following the Distribution Date to the extent such changes do not adversely affect the Right holders’ interest. The Amended Rights Agreement provides, however, that any amendment of any of the following terms of the Amended Rights Agreement, and the adoption of any new rights agreement, would require the additional approval of the holders of a majority of the voting power of the outstanding shares voting for or against such amendment at a meeting of the Company’s shareholders held prior to the Distribution Date: (1) the exercise price of the Rights; (2) the amount required to be paid on any redemption of the Rights; (3) the number and type of shares for which a Right is exercisable (except, in case of each of the foregoing, for adjustments expressly provided for in the Amended Rights Agreement); (4) the Final Expiration Date of November 17, 2008; (5) the 20% beneficial ownership threshold that triggers the exercisability of the Rights and certain times at which the Rights can become nonredeemable; and (6) the procedure that is required to be followed to cause the Rights to be redeemed pursuant to the shareholder referendum described above.

Antitakeover Effects

The Rights are not intended to prevent a takeover of the Company. The Board of Directors has amended and restated the Original Rights Agreement to provide further latitude in connection with potential acquisitions of the Company, including a provision to require the Rights to be redeemed upon approval of a shareholder referendum, as described above. However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2.	EXHIBITS. The following exhibits are filed as part of this Form 8-A registration statement.

*	Forms 8-K, 10-Q and 10-K identified in the exhibit index have SEC file number 000-25034

3.1	Restated Articles of Incorporation of Greater Bay, as amended, including Statement of Rights, Preferences and Privileges of Series A Preferred Stock (incorporated by reference from, Greater Bay’s Annual Report on Form 10-Q for the year filed with the SEC on August 6, 2004).

3.2	Bylaws of Registrant, as amended and restated (incorporated by reference from Greater Bay’s Current Report on Form 8-K filed with the SEC on March 23, 2005).

3.3	Certificate of Determination of Series B Preferred Stock (incorporated by reference from Greater Bay’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the SEC on April 23, 2002).

4.1	Amended and Restated Rights Agreement between Greater Bay Bancorp and Wells Fargo Bank, N.A., dated as of January 31, 2006 (incorporated by reference from Greater Bay’s Current Report on Form 8-K filed with the SEC on February 6, 2006).

4.2	Rights Certificate (attached as Exhibit B to Exhibit 4.1 hereto).

4.3	Summary of Rights to Purchase Preferred Shares (filed as Exhibit C to Exhibit 4.1 hereto).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 6, 2006	GREATER BAY BANCORP

	By:	/s/ LINDA M. IANNONE
Linda M. Iannone
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

3.1	Restated Articles of Incorporation of Greater Bay, as amended including Statement of Rights, Preferences and Privileges of Series A Preferred Stock (incorporated by reference from, Greater Bay’s Annual Report on Form 10-Q for the year filed with the SEC on August 6, 2004

3.2	Bylaws of Registrant, as amended and restated (incorporated by reference from Greater Bay’s Current Report on Form 8-K filed with the SEC on March 23, 2005.

3.3	Certificate of Determination of Series B Preferred Stock (incorporated by reference from Greater Bay’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the SEC on April 23, 2002).

4.1	Amended and Restated Rights Agreement between Greater Bay Bancorp and Wells Fargo Bank, N.A., dated as of January 31, 2006 (incorporated by reference from Greater Bay’s Current Report on Form 8-K filed with the SEC on February 6, 2006).

4.2	Rights Certificate (attached as Exhibit B to Exhibit 4.1 hereto).

4.3	Summary of Rights to Purchase Preferred Shares (filed as Exhibit C to Exhibit 4.1 hereto).